Exhibit 12.1

STAPLES, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands, Except Ratios)
(unaudited)

	Fiscal Year Ended
	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010
Earnings:
Income from continuing operations before income taxes	$1,062,805	$265,423	$1,464,644	$1,366,537	$1,165,048
Add Fixed Charges:
Interest portion of rental expense	240,408	251,677	251,878	248,810	250,302
Interest expense, net of capitalized interest	131,429	183,448	199,735	239,639	244,590
Amortization of capitalized interest	—	—	—	—	—
Pre-tax losses from equity method investees	—	1,661	3,626	1,972	1,373
Less:
Capitalized interest	—	—	—	—	—
Noncontrolling interest	—	—	—	—	—
Earnings	$1,434,642	$702,209	$1,919,883	$1,856,958	$1,661,313

Fixed charges:
Interest portion of rental expense	$240,408	$251,677	$251,878	$248,810	$250,302
Interest expense, net of capitalized interest	131,429	183,448	199,735	239,639	244,590
Capitalized interest	—	—	—	—	—
Fixed charges	$371,837	$435,125	$451,613	$488,449	$494,892

Ratio of earnings to fixed charges	3.86	1.61	4.25	3.80	3.36